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                          August 29, 2023

       Christopher Dawson
       Chief Executive Officer
       Arcimoto, Inc.
       2034 West 2nd Avenue
       Eugene, Oregon 97402

                                                        Re: Arcimoto, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 25,
2023
                                                            File No. 333-274217

       Dear Christopher Dawson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alex
King at 202-551-8631 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              W. David Mannheim